Mail Stop 3561

March 11, 2008

Xuefeng Guo
Chief Financial Officer
China Organic Agriculture, Inc.
ErMaPao Green Rice Limited
SongyuanCity, Jilin Province
People's Republic of China, 131108

> **Re:** **China Organic Agriculture, Inc.**
> **Form 10-12G**
> **Filed February 13, 2008**
> **File No. 0-52430**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement

and resubmitting a new registration statement when you have revised your document.

2. Please advise us as to the current status of the information statement in Schedule 14C that you filed on March 30, 2007. In this regard, we note your disclosure indicating that you changed your name in May, 2007 so we presume that you proceeded with effectuating the name change contemplated in the information statement. Therefore, please tell us whether security holders were advised of the name change by virtue of being mailed a definitive information statement and, if so, why you have not yet filed the information statement in definitive form. Please see Rule 14c-5(b) of Regulation 14C, which requires that you file a copy of the definitive information statement, in the form in which it is furnished to security holders, with the Commission no later than the date the information statement is first sent or given to security holders.

3. We note that your common stock is quoted on the over-the-counter bulletin board. Considering you are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, as discussed in prior comment 1 to our letter dated April 26, 2007, it is not clear how you are eligible to have your common stock quoted on the OTC-BB. Please advise us as to how your common stock is eligible to be quoted.

Description of Business, page 3

4. Please revise to elaborate and provide support for your description of your business as being one of the "premier businesses in Songyuan City." Similarly, provide a fuller explanation of the meaning of being presented with the "Brand Name" award. Finally, please explain in terms that investors will understand what it means that you received an ISO90001 certification.

5. Throughout your Business description, you refer to ErMaPao as a Company engaged in the production of "green" organic rice. You also refer to your production of rice as being 25% of the organic variety and 75% of the green variety. Please revise to clarify what the difference is and whether the green variety is also characterized as organic. For example, if *all* of the rice you produce is organic but only some of it is also "green," please state this and explain the difference between the two varieties. Please also explain which variety and how many tons of rice you as compared to the local farmers you employ produce.

6. Please elaborate on your discussion of farming operations on page 3 to clarify the extent to which you are a producer or a purchaser of rice and the nature of the obligations under the arrangements with local farmers and family units. For example, clarify whether you employ local farmers and family units and incur the direct and indirect costs to farm and harvest rice or whether you purchase rice grown and harvested by the farmers and family units under the contractual

arrangements. Provide additional detail regarding the terms of the contractual arrangements. Also, a discussion of the capacity of your farming operations may be useful to investors. Refer to Item 101(h)(v) of Regulation S-K.

7. On page 4, you indicate that you also obtain rice "grown by third parties through market channels." Clarify what amounts of your sales are represented by rice from these sources and what variety of rice you procure from them.

8. Please revise to disclose the total number of employees and the number of full time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

9. In an appropriate place in this discussion, please describe the competitive conditions in your industry, specifically as it relates to your production of "organic" rice. In this regard, we note your risk factor disclosure that appears on page 12, however, your discussion of competitive conditions should provide additional detail regarding your competitors. Refer to Item 101(h)(4)(iv) of Regulation S-K.

10. We note a December 12, 2007 press release issued by you concerning your acquisition of Dalian Baoshui District Huiming Trading Limited. According to your press release, "Huiming ranks in the top 20 in net income and top 50 in revenue in the food transportation industry in the northeast provinces. In 2006, revenue was 40 million USD and 3.7 million USD in net income (unaudited). For the first 6 months of 2007, revenues of $24 million, net income of $2.6 million USD, an increase of 20% from previous year (unaudited)." We can not find a discussion of this business or your acquisition of this business in your business disclosure. Please revise your disclosure or advise.

ErMaPao Organic Rice Series, page 4

11. We note your statements that "The taste and texture of our rice is considered superior, and it is particularly moist and delicious" and that "[g]reen food is generally considered to be of higher quality compared to regular foods." Please either provide copies of the reports or studies that support these qualitative and comparative statements or revise to make clear that they represent management's belief.

12. Please elaborate upon how your AA grade by the China Organic Certification Group is "also by the standards of the European Union" and why the standards of the EU are relevant to your business, considering it would appear that you sell your products solely in China.

13. Please ensure that you have provided a discussion of all of the existing or probable governmental regulations on your business as well as the cost of

compliance with any environmental laws. Refer to Items 101(h)(ix) and(xi) of Regulation S-K.

Processing, page 5

14. You indicate here that you process your rice in your own facilities as well as with Wukeshu Grain Depot and Xinmiao Gran Depot. Please discuss how many tons of grain you process at your own facilities and disclose where these facilities are located.

Distribution Channels, page 6

15. We note your discussion of each individual retailer or supermarket chain and resulting anticipated revenues. While retaining your projection for anticipated revenues, please augment your discussion in each case to provide the basis for why you expect these revenues. If you cannot provide a reasonable basis for each of these statements, please delete them or clarify that these amounts represent sales targets and not necessarily expected results. For example, we note that your Retail Agreement with Huaxing Foods Limited was executed in August 2007; disclose when you began distributing your rice with Huaxing and whether the amount of revenues you have generated to date are consistent with the projections you disclose.

16. For each of these distribution agreements, please disclose the duration of the agreement. Please also disclose your dependence, if any, upon any major customers, pursuant to Item 101(h)(vi) of Regulation S-K.

17. We note that you have not filed a contract for Nanjing Suguo Supermarket or Hualiian Hypermarket. If you have contracts with these companies please file the contracts as exhibits. If not, please disclose that fact in your discussion.

Property, page 7

18. Please elaborate upon how many acres you control and provide a description of the ErMaPo facilities. Please also describe your own processing facilities, to which you make reference on page 5. In this regard, your discussion on page 17 appears to be duplicative so please consider removing or revising it so that you have one comprehensive discussion of your properties. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 7

19. Your discussion of the registrant's known trends and uncertainties should be expanded, as applicable, to fully address Item 303(a)(3) of Regulation S-K. Please discuss any known trends, events or uncertainties that have had or are

reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Please also expand your discussion to discuss any seasonal aspects that had a material effect on your financial condition and result of operations. For example, we note your website disclosure that you plan to "expand [your] markets within China" and "increase exports at a rate of 2:1 domestic versus international, to significantly increase sales and reduce market risk. Plans are currently underway to increase production capacity, supporting projected revenues for FY2007 exceeding $18 million with a net income of approximately $6.7 million." Your discussion should reflect these goals. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. Please see Release No. 33-8350 for additional guidance.

20. Please revise your discussion and analysis of sales on pages 8 and 9 to disclose the extent to which increases in sales are attributable to increases in prices or to increases in the volume or amount of goods being sold. The disclosure of volume of products sold for each period presented would facilitate a readers understanding of the increases between periods. Also, disclose the extent to which your production capacity and output and entry into new retailers contributed to the growth in sales among periods.

21. Please disclose sales of green rice and organic rice and quantify, to the extent practicable, the difference in margin between the products in your discussion of gross profit margin on page 8. Also disclose the extent to which lower costs and prices improved margins in your discussion of gross profit margin on page 9.

Liquidity and Capital Reserves, page 8

22. Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please also identify and separately describe external sources of liquidity and briefly discuss any material unused sources of liquid assets. For example, you should discuss the equity credit facility referred to in the risk factor on page 16 as well as the repayment terms of the loan from the company affiliated with certain stockholders. Refer to Item 303(a)(1) of Regulation S-K. Consider supplementing your discussion with year-to-year comparisons of your statements of cash flows or any other format that enhance a reader's understanding of your liquidity and cash flows. In addition, describe any material commitments for capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.

Risk Factors, page 10

23. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

   - A decline in the demand for our product … page 12
   - Competition in or industry is intense…page 12
   - Inability to manage the growth of our business… page 12

   Please note these are examples only. Review your entire risk factor section and revise as necessary.

24. The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, on page 11, you use the subheading "All of our farming operations are dedicated to the production of one crop." This subheading is not descriptive in that it states a fact about your company without articulating the risk of which investors should be aware. As another example, the subheading on page 17 states "Lack of management control by purchasers of our common stock." Please revise your subheadings so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this registration statement.

25. The risk you describe at page 11 regarding your dependence upon a single processing plant is unclear, considering you indicate on page five that you have at least three processing facilities available to you for processing your products. Please revise or advise.

26. Similarly, the risk you describe on page 16 regarding the shares you have reserved for issuance is unclear, considering you withdrew your registration statement relating to these 20,000,000 shares. If the credit facility relating to these shares has been terminated, please remove this risk. If the credit facility continues to be available, in an appropriate place in your Management's Discussion and Analysis, please discuss the terms of this credit facility and discuss the availability of these funds in the context of liquidity.

Security Ownership of Certain Beneficial Owners and Management, page 18

27. Please revise to include any securities that a person or group has the right to acquire within 60 days or indicate by footnote that your beneficial ownership table includes shares that could be acquired within 60 days. In this regard, we note that your table refers to information as of December 31, 2007.

28. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Luxesource International Limited and Simple (Hong Kong) Investment & Management Company Limited.

Our Directors and Executive Officers, page 19

29. We note your Note 11 to Financial Statements September 30, 2007, which indicates the resignation of your Chief Executive Officer, your Chief Financial Officer and the appointment of a new Chief Financial Officer. Please update your biographies accordingly to include a description of your new Chief Financial Officer, Xuefeng Guo.

30. Please clarify the description of the business experience of Zhouzhe Jin by adding dates of the duration of employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 20

31. Please update to provide executive compensation information for your present officers and directors and please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

32. In updating your disclosure, please also ensure that you have provided a narrative disclosure of any material factors necessary to an understanding of the information disclosed in your summary compensation table, as applicable. Please also disclose whether you compensate your directors. Refer to Item 402(o) and (r) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 20

33. We note your Note 10 to Financial Statements September 30, 2007, which indicates that you received a $2,063,797 loan from an existing shareholder. Please update your disclosure to include this loan and any other related party transactions. See Item 404(d) of Regulation S-K. In this regard, please ensure that all related party contracts are filed as exhibits.

34. For each transaction that is required to be disclosed here, revise your discussion to provide the information required by Item 404(d) of Regulation S-K, including the identity the related party and the basis on which the person is related.

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters, page 23

35. Please revise to ensure that you have provided all of the disclosure required pursuant to Item 201 of Regulation S-K. For example, provide the approximate number of holders of common stock. Further, as it appears that the prices disclosed represent inter-dealer prices, please state that these prices may not represent actual transactions and do not reflect mark-up, mark-down or commissions.

Item 4. Recent Sales of Unregistered Securities, page 24

36. We note your indication here that "the Company converted the entire principal outstanding under its promissory note in the amount of $78,285 into an aggregate of 8,750,000 shares of common stock." Please identify the persons or class of persons who received the shares, pursuant to Item 701 of Regulation S-K.

Consolidated Financial Statements, page 27

37. To the extent applicable, address the comments on the audited financial statements below.

38. You disclose in Note 2 to the financial statements that the acquisition of COA was accounted for as a reverse merger and that the financial statements present the pro-forma historical financial condition, results of operations and cash flows of COA prior to the merger. We consider the transaction a capital transaction in substance, which is equivalent to the issuance of stock by the operating company for the net monetary assets of the non-operating public shell corporation, accompanied by a recapitalization. As such, we believe that the transaction should be reflected in the historical financial statements of COA as a retroactive change in capital structure and the acquisition of the net assets of CNOA via the issuance of stock by COA. It does not appear that presentation of pro forma financial information and adjustments to capital accounts of the operating company other than to reflect the change in capital structure reflects the substance of the transaction. Accordingly, please revise the presentation of the reverse merger transaction and related recapitalization in the historical financial statements presented throughout the filing or tell us why your presentation complies with GAAP. In your response, please address the following:
    - presentation of common share data in the historical financial statements of COA on an equivalent share basis giving retroactive effect to the acquisition

based on the exchange ratio in the merger agreement so that the capital structure reflects the aggregate number of common shares received by the stockholders of COA;

- presentation of the historical capital account balances of COA in the financial statements included in the filing;

- presentation of the acquisition of the net assets of CNOA, the public shell, on March 15, 2005 as a period transaction via the issuance of common shares to the stockholders of CNOA;

- computation of earnings per share data for each period presented using the weighted average number of shares outstanding after giving retroactive effect to the recapitalization and presentation of the reverse merger as a period transaction; and

- inclusion of the operating results of CNOA in the consolidated financial statements from the acquisition date as opposed to presenting results of operations of the combined entity on a pro forma basis.

39. Please report a total for comprehensive income in the financial statements or notes thereto. Refer to paragraph 27 of SFAS 130.

Consolidated Statements of Cash Flows, page 33

40. Please tell us the nature of the line item "payment of debt with share issuance" and why the transaction(s) is appropriately reflected as an addition to net income in your reconciliation of net income to net cash provided by operating activities. Specifically address why the payment of debt via issuance of common shares should not be reported as a non-cash financing activity. Refer to paragraph 32 of SFAS 95.

Notes to Financial Statements, page 35

41. Reference is made to your disclosure on pages 22 and 24 regarding the issuance of warrants to Trilogy Capital Partners, Inc. Please tell us how you valued and accounted for the warrants. Also tell us why your accounting treatment complies with GAAP with reference to authoritative guidance. In addition, to the extent material, please disclose the significant terms of the warrants and your accounting treatment in the notes to the financial statements. Refer to SFAS 129 and Rule 8-03 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page 35

42. Please include an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Rule 8-03 of Regulation S-X.

Basis of Presentation, page 35

43. Please revise your disclosure regarding the reverse merger in light of the above comment regarding your accounting treatment. In doing so:

- eliminate the reference to the presentation of pro-forma financial statements;
- clarify the legal and accounting form of the transaction and the accounting method applied;
- explain that the consolidated financial statements are a continuation of the financial statements of COA; and
- explain that the capital structure of the consolidated enterprise is different from that appearing in the historical financial statements of COA in earlier periods due to the change in capital structure effected at the acquisition date.

Note 10 – Notes Payable Related Party, page 44

44. Please disclose the significant terms of the note, including interest rate and payment terms.

Consolidated Financial Statements, page 45

45. To the extent applicable, please address the comments on your unaudited interim financial statements above.

46. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 46

47. We note that your auditor is located in New York. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations in the People's Republic of China. Please tell us how the audit of the operations of your foreign subsidiaries, including their associated assets and liabilities, was conducted. Please include a discussion of the following in your response:

- whether another auditor was involved in the audit of the operations in the People's Republic of China. If so, please tell us the name of the firm and indicate whether the firm is registered with the Public Accounting Oversight Board (PCAOB). Please also tell us how your US auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and
- whether your US auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your US auditor within the People's Republic of China.

Consolidated Statements of Income, page 48

48. Please present basic and diluted earnings per share. Refer to paragraph 6 of SFAS 128.

49. Please display comprehensive income and its components in a financial statement that is displayed with the same prominence as your other financial statements. Refer to paragraphs 22-25 of SFAS 130.

Consolidated Statement of Stockholders' Equity, page 50

50. Please disclose changes in the number of common shares outstanding on the face or in the notes to financial statements. Refer to paragraph 10 of APB 12. Also, refer to the above comment regarding your accounting for the reverse merger.

Notes to Financial Statements, page 51

51. Please disclose sales from external customers for each product for each year presented. For example, disclose sales from the sale of rice of the organic variety and rice of the green variety. Also disclose revenues from customers in China and outside of China. Refer to paragraphs 37 and 38 of SFAS 131.

52. Please explain to us why the related party transactions disclosed on page 20 are not disclosed in the notes to financial statements.

Note 2 – Summary of Significant Accounting Policies, page 51

53. Please tell us if you give consideration such as discounts, rebates, slotting fees or cooperative advertising payments, to customers. If so, tell us how you account for the consideration paid. Also, to the extent material, please disclose your accounting policy for consideration given to customers. Refer to EITF 01-9.

54. Please disclose the types of expenses that you include in the cost of sales and selling, general and administrative expenses line items in your financial statements. In doing so, please disclose specifically whether you include receiving costs, inspection costs, warehousing costs and the other costs of your distribution network in cost of sales.

Inventories, page 52

55. Please disclose the nature of the cost elements included in finished goods and raw material inventories. In doing so, please disclose the nature of direct and indirect costs incurred in your farming and processing operations and your accounting methods for capitalizing and allocating costs to units of production. In addition,

tell us the nature of the items included in raw material and finished goods inventories and why inventories do not include work in process.

Intangible Assets, page 54

56. For each year presented, please disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, and the aggregate amortization expense. Refer to paragraph 45 of SFAS 142. Also, it appears that the range of amortization periods disclosed in the first sentence is inconsistent with your disclosure of estimated future amortization expense. Please advise or revise.

Revenue Recognition, page 55

57. Please disclose your accounting policy for sale returns.

Basic and Diluted Earnings Per Share, page 55

58. For each year for which an income statement is presented please disclose a reconciliation of the numerators and denominators of your basic and diluted earnings per share computations. Also disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. Refer to paragraphs 40(a) and (c) of SFAS 128

Note 4 – Income Taxes, page 58

59. Please disclose the period of time that your subsidiary is exempt from payment of PRC income taxes. In addition, tell us the nature of taxes payable reflected in your balance sheets.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

60. Please revise to address the comments above or tell us in detail why you believe that revisions are not necessary. Also address your reports on Form 10-QSB for the fiscal quarters ended March 31, 2007 and June 30, 2007 in your response.

Item 3. Controls and Procedures, page 28

61. We note the disclosure that your principal financial officer has concluded that your disclosure controls and procedures are effective in timely alerting management and the company of material information relating to you that is required to be disclosed by you in the reports you file or submit under the Exchange Act. In future filings under the Exchange Act please ensure that both

your chief executive officer and chief financial officer make their evaluation of the effectiveness of the disclosure controls and procedures.

62. Please revise to also disclose, if true, that both your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. You should also clarify that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or 15d-15(e). Additionally, please confirm to us both officers' conclusions regarding the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Provide similar confirmations in respect of both officers' conclusions regarding the effectiveness of your disclosure controls and procedures included in your reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 3007.

Exhibits 31.1 and 31.2

63. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. Provide similar confirmations in regard to the certifications included in your reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 3007. In future Exchange Act filings, eliminate reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.